SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2023

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                         No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A copy of monthly return for equity issuer and Hong Kong depositary receipts of China Petroleum & Chemical Corporation (the “Registrant”), submitted by the Registrant on January 3, 2023.

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	31 December 2022	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	China Petroleum & Chemical Corporation

Date Submitted:	03 January 2023

I. Movements in Authorised / Registered Share Capital

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)		Yes
Stock code	00386	Description	H Shares
		Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month		25,513,438,600	RMB	1	RMB	25,513,438,600
Increase / decrease (-)					RMB
Balance at close of the month		25,513,438,600	RMB	1	RMB	25,513,438,600

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)		No
Stock code	600028	Description	A Shares
		Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month		95,557,771,046	RMB	1	RMB	95,557,771,046
Increase / decrease (-)					RMB
Balance at close of the month		95,557,771,046	RMB	1	RMB	95,557,771,046

Total authorised/registered share capital at the end of the month:	RMB	121,071,209,646

II. Movements in Issued Shares

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)	Yes
Stock code	00386	Description	H Shares
Balance at close of preceding month		25,459,024,600
Increase / decrease (-)
Balance at close of the month		25,459,024,600

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	No
Stock code	600028	Description	A Shares
Balance at close of preceding month		95,557,771,046
Increase / decrease (-)		-442,300,000
Balance at close of the month		95,115,471,046

III. Details of Movements in Issued Shares

(A).	Share Options (under Share Option Schemes of the Issuer) Not applicable

(B).	Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

(C).	Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable

(D).	Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) Not applicable

(E).	Other Movements in Issued Share Not applicable

1. Type of shares issuable (Note 5 and 6)	Ordinary shares	Class of shares	Class H	Shares issuable to be listed on SEHK (Note 1, 5 and 6)		Yes
Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6)		00386
Type of Issue	At price (if applicable)		Issue and allotment date (Note 5 and 6)	General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (E)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Currency	Amount
1). Repurchase of shares			29 December 2022	18 May 2022	-678,088,000

2. Type of shares issuable (Note 5 and 6)	Ordinary shares	Class of shares	Class A	Shares issuable to be listed on SEHK (Note 1, 5 and 6)		No
Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6)
Type of Issue	At price (if applicable)		Issue and allotment date (Note 5 and 6)	General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (E)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Currency	Amount
1). Repurchase of shares			30 December 2022	18 May 2022	-442,300,000

Total E (Ordinary shares Class H):	-678,088,000

Total E (Ordinary shares Class A):	-442,300,000

Total increase / decrease (-) in Ordinary shares Class H during the month (i.e. Total of A to E)	-678,088,000

Total increase / decrease (-) in Ordinary shares Class A during the month (i.e. Total of A to E)	-442,300,000

Remarks:
1. The Company has repurchased 732,502,000 H shares as of 31 December 2022, and respectively cancelled 54,414,000 repurchased H shares on 14 October 2022 and 678,088,000 repurchased H shares on 29 December 2022.
2. The Company has repurchased 442,300,000 A shares as of 31 December 2022 and cancelled the 442,300,000 repurchased A shares on 30 December 2022.

IV. Information about Hong Kong Depositary Receipt (HDR)    Not applicable

V. Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 3);

(v)
all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)
completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)
the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors
(Director, Secretary or other Duly Authorised Officer)

Notes

1.	SEHK refers to Stock Exchange of Hong Kong.

2.
Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:

•	the securities are of the same nominal value with the same amount called up or paid up;

•
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please submit additional document.

5.	In the context of repurchase of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and

•	“type of shares issuable” should be construed as “type of shares repurchased”; and

•．	“issue and allotment date” should be construed as “cancellation date”

6.	In the context of redemption of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and

•	“type of shares issuable” should be construed as “type of shares redeemed”; and

•	“issue and allotment date” should be construed as “redemption date”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: January 4, 2023